SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No. _____________)1

                        Puerto Rican Cement Company, Inc.

                                (Name of Issuer)

                     Common Stock, par value $1.00 per share

                         (Title of Class of Securities)

                                   745075 10 1
                                 (CUSIP Number)

                                December 31, 1999

             (Date of Event Which Requires Filing of this Statement)





     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)


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1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 745075 10 1                      Page      2      of      6      Pages
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     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Luis A. Ferre

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

     3.   SEC USE ONLY


     4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America


      NUMBER OF              5.  SOLE VOTING POWER
        SHARES                   760,025 shares.  See Item 4
     BENEFICIALLY
       OWNED BY              6.  SHARED VOTING POWER
         EACH                    0 shares.
      REPORTING
     PERSON WITH             7.  SOLE DISPOSITIVE POWER
                                 760,025 shares.  See Item 4

                             8.  SHARED DISPOSITIVE POWER
                                 0 shares.

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,025 shares. See Item 4

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*                                                  |_|

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          14.7%. See Item 4

     12.  TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1(a).     Name of Issuer:

               The name of the Issuer is Puerto Rican Cement Company, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The principal executive offices of Puerto Rican Cement Company, Inc. are located at:

               P.O. Box 364487
               San Juan, Puerto Rico  00936-4487

Item 2(a).     Name of Person Filing:

               This Schedule 13G is being filed by Luis A. Ferre.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of the person filing is:

               #7 Manuel Rivera Ferrer
               San Patricio,
               Guaynabo, Puerto Rico  00968

Item 2(c).     Citizenship:

               The person filing is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               This Schedule 13G statement relates to the Issuer's common stock, par value $1.00 per share.

Item 2(e).     CUSIP Number:
               745075 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  |_| Broker or  dealer  registered  under  Section  15 of the
                        Exchange Act.

               (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

               (c)  |_| Insurance company as defined in Section  3(a)(19) of the
                        Exchange Act.

               (d)  |_| Investment company  registered  under  Section  8 of the
                        Investment Company Act.

               (e)  |_| An  investment   advisor   in   accordance   with   Rule
                        13d-1(b)(1)(ii)(E);

               (f)  |_| An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

               (g)  |_| A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

               (h)  |_| A savings association  as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;







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               (i)  |_| A church plan that is excluded from the definition of an
                        investment   company  under   Section  3(c)(14)  of  the
                        Investment Company Act;

               (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

                           760,025 shares.

          (b)  Percent of class:

                           14.7%.

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote 760,025 shares.

          (ii) Shared power to vote or to direct the vote 0 shares.


          (iii)Sole power to dispose or to direct the disposition of 760,025 shares.

          (iv) Shared power to dispose or to direct the disposition of 0 shares.

               Luis A. Ferre has sole voting and dispositive power regarding 491,438 shares of the Issuer through his control of all shares owned by the Luis A. Ferre Foundation, Inc. of which Mr. Ferre is president. Mr. Ferre has sole voting and dispositive power regarding 268,587 shares of the Issuer through his 50% ownership interest in South Management Corporation, a Puerto Rico corporation. South Management Corporation owns a total of 537,174 shares of the Issuer.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.


Item 8.        Identification and Classification of Members of the Group.

               Not applicable.






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Item 9.        Notice of Dissolution of Group.

               Not applicable.


Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 16, 2000
                                               ------------------
                                                      (Date)

                                                /s/ Luis A. Ferre
                                               ------------------
                                                    (Signature)







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